Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, Tennessee 38103-3672
(901) 543-5900
March 12, 2008
Michael Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0303
Re:	Response to SEC Comment Letter of February 28, 2008, Regarding Quadra Realty Trust, Inc. Schedules 13E-3, File No. 5-83520; Schedule 14D-9, File No. 5-83520; and Schedule TO-T, File No. 5-83520
Dear Mr. Pressman:
     We respectfully submit under cover of this letter Amendment No. 2 to each of the filings referenced above in connection with the tender offer of HRECC Sub. Inc. (the “Purchaser”) for 100% of the shares of common stock of Quadra Realty Trust, Inc. (“Quadra” or the “Company”) not already owned by the Purchaser or its affiliates. We also include herewith Quadra’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter (the “Comment Letter”) issued to Quadra on March 10, 2008. We would be happy to discuss any of our responses with members of the Staff if you have questions or additional comments. In accordance with the Staff’s instructions, we have keyed our responses to the specific numbered comments contained in the Comment Letter.
SCHEDULE TO
HOW ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT ...., PAGE 3
COMMENT
1.	We note that you response to prior comment four. It is our position that if the bidder changes the price, the tender offer would need to be extended for 10 business days as provided by Rule 14e-1(b). Refer to Interpretive Release No. 34-43069 (July 24, 2000).

Michael Pressman, Esq.
March 11, 2008

RESPONSE:
The filing persons confirm that if the offer price is changed (including a reduction of the offer price by the amount of any dividends declared and paid with respect to Quadra’s shares on or between the date of the offer and the acceptance date), the tender offer will remain open for at least 10 business days from the date that notice of such increase or decrease in the offer price is first published or sent or given to security holders as provided by Rule 14e-1(b).
ITEM 8 FAIRNESS OF THE TRANSACTION
COMMENT
2.	We note your response to prior comment 14. To the extent you are unable to rely upon the fairness advisor of the special committee and the special committee satisfies its disclosure obligation by reference to the fairness advisor, you must separately address the required disclosure. For instance, the special committee attempts to rely upon the financial advisor’s DCF analysis to satisfy its requirement to discuss liquidation value.
RESPONSE:
The first, second and fifth bullets under the third paragraph of the section of the Offer to Purchase captioned “Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” beginning on page 25 of the Offer to Purchase have been revised to delete the language that provides that Parent, Purchaser, Hypo International and Hypo Holding are not entitled to rely on the opinion of the special committee’s financial advisor and a clause has been added that Parent, Purchaser, Hypo International and Hypo Holding expressly adopt the factors considered by, and the findings of, the special committee of independent directors of the Company and the Company’s board of directors with respect to the substantive and procedural fairness of the Offer and the Merger to the Company’s unaffiliated stockholders as set forth in the Schedule 14D-9. In addition, we have added disclosure explaining why the filing persons determined that liquidation value was not an appropriate factor to be considered in determining the fairness of the transaction to unaffiliated stockholders. Please see Item 8 under Item 13 (Information Required by Schedule 13E-3) of Amendment No. 2 to the Schedule TO.
COMMENT
3.	We note that you take the position that the exercise of the top-up option and any open market purchase would be additional steps in the going private transaction please note that your disclosure with respect to these steps is insufficient to satisfy your Schedule 13E-3 disclosure obligations. At the time such steps are taken, you will be required to amend your Schedule 13E-3 and provide all required disclosure. For instance, please note that your disclosure does not sufficiently address the minimum requirements of Item 1014 of Regulation M-A as addressed in prior comment 20.

Michael Pressman, Esq.
March 12, 2008

RESPONSE:
The filing persons are aware of their 13E-3 disclosure obligations and confirm that if the top-up option is exercised and/or any open market purchases are effected, the filing persons will amend the combined Schedule TO / 13E-3 to provide all required disclosure.
SCHEDULE 13E-3 FILED BY QUADRA REALTY TRUST, INC.
COMMENT
     4. We note your response to prior comment 20.
•	Revise your disclosure to address substantive and procedural fairness to unaffiliated holders as is required by Item 1014 of Regulation M-A. Please note a discussion of why the transaction is fair and in the best interests of all stockholders does not address the disclosure requirements of Item 1014 of Regulation M-A.
RESPONSE
We have revised Schedule 14D-9 by adding a section entitled “Overview of Evaluation Process and Recommendation” that includes disclosure responsive to the Staff’s comments.
COMMENT
•	You are required to disclose all material factors considered by the board. Accordingly, please delete the statement that our discussion is not exhaustive or include an affirmative statement that you have addressed all material factors considered by the board.
RESPONSE
"We have revised the disclosure to both eliminate the language stating that the discussion is not exhaustive and have added an affirmative statement that we have addressed all material factors considered by the board. This language is in the added “Overview” section."
COMMENT
•	Explain how each factor discussed impacted the board’s consideration of procedural or substantive fairness. Please address whether any of the factors the board considered did not weigh in favor of the transaction. For instance, there is no reference to any inherent conflicts of interest in the transaction. If the board did not consider there to be any negative factors please include disclosure to that effect.
RESPONSE
We have revised Schedule 14D-9 by adding a section entitled “Overview of Evaluation Process and Recommendation” that includes disclosure responsive to the Staff’s comments.

Michael Pressman, Esq.
March 12, 2008

COMMENT
•	Address each factor outlined in Instruction 2 to Item 1014. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate a reasonably detailed discussion of going concern value, net book value or liquidation value. Please provide quantification where available. Further please explain why you believe the 30 day historical stock period is an appropriate period. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).
RESPONSE
We have added disclosure that responds to the Staff’s comment in the “Overview” section and have amended the disclosure in one bullet point in response to the Staff’s comment.
COMMENT
•	Include a discussion of how the factors listed in Item 1014(c)-(e) of Regulation M-A impacted the board’s procedural fairness analysis.
RESPONSE
A lengthy discussion regarding procedural fairness and the factors considered in determining procedural fairness has been added in the “Overview” section.
COMMENT
•	We note that the board refers to the advisor’s DCF analysis to attempt to satisfy its disclosure obligation with respect to liquidation value. If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Further, please explain why the special committee believes that DCF is equivalent to liquidation value. Refer to Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).
RESPONSE
We have amended the disclosure in the “Overview” section and in the bullet entitled “Transaction Financial Terms; Premium to Market Price” to clarify the special committee’s and the Quadra Board’s consideration of liquidation value.

Michael Pressman, Esq.
March 12, 2008

SCHEDULE 14D-9
COMMENT
     5. We note your response to prior comment 22. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the disclosure document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please revise your document accordingly.
RESPONSE
We have revised our disclosure document in accordance with the Staff’s comment.
ITEM 8. OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR
COMMENT
     6. We note your response to prior comment 24. Please disclose any financial projections provided to the financial advisor and include a discussion of any assumptions underlying the projections.
RESPONSE
After fully vetting this comment with the Company and Blackstone, we were informed that the Company provided Blackstone with a cash flow projection for 2008 that contained assumptions regarding loan extensions and repayments (including repayment by borrowers with proceeds from condominium sales and repayments on account of refinancings), syndication of certain loans, fundings of commitments under existing construction loans, and repayments to Wachovia under the Wachovia Facility. The numbers in the cash flow projections themselves were for management use only and reflected an aggregate one year forecast of the sources and uses of cash for the entire company. Blackstone did not use the numbers in the forecast for any purpose; rather Blackstone built its own “loan-by-loan” model, using only the assumptions used by the Company in such projection. The Company and Blackstone believe that to disclose the cash flow projections would confuse investors, would not be a meaningful comparison to the work Blackstone performed, and could mislead investors into assuming that management’s internal cash flow forecast was more indicative of the financial health of the Company. Management believes that its forecast is not indicative of the current environment. None of these materials were provided to Parent, Merger Sub or their financial advisor. Accordingly, we respectfully disagree with the Staff’s comment and believe that inclusion of the information would be inconsistent with investor protection.
     The undersigned, on behalf of each of the filing persons, and in response to the request contained in the Comment Letter, acknowledges that: (1) the filing person is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Pressman, Esq.
March 12, 2008

     If you have any questions regarding this letter, please call the undersigned either at my office at (901) 543-5901 or on my cell phone at (901) 210-5901.

Sincerely,
/s/ John A. Good

cc:	Larry Medvinsky, Esq.
Karl Roessner, Esq.